News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	September 12, 2022

Seabridge Gold Receives Class 4 Exploration Permit for its 3 Aces Project

Drilling now Underway at the Hearts Zone

Toronto, Canada... Seabridge Gold (TSX: SEA, NYSE:SA) announced today that it has received its Class 4 Quartz Exploration Permit from the Yukon Government Department of Energy, Mines, and Resources for its 100% owned 3 Aces project. This permit allows Seabridge to conduct a gold focused exploration program with the following activities:

  Camp operations to support exploration personnel
  Field activities, consisting of line cutting, trenching, geological mapping, and the completion of geophysical surveys
  Drilling

Seabridge thanks the Yukon Government, the Liard First Nation (LFN), and Ross River Dena Council (RRDC) for working together to issue this permit. We look forward to establishing in the Yukon the same reputation for operating excellence that we have established with the Indigenous peoples of northwest British Columbia and provincial regulators.

3 Aces was acquired by Seabridge in March 2020 as a district scale, orogenic-gold project consisting of 1,734 claims covering 357 km² (35,700 ha) located in a readily accessible part of southeastern Yukon. The target concept for this project is consistent with some of the biggest and richest gold deposits in the world, including the California Mother Lode Belt, Juneau Gold Belt, Murentau in Uzbekistan and Obuasi in Ghana. Historical work has identified a broad area of gold-in-soil occurrences extending more than 20 kilometers (12.4 miles) along strike.

Field programs completed by Seabridge in 2021 identified four separate target areas for drill testing. To fit the limited season still available in 2022, the current plan is designed to begin testing our 3-dimensional model of these four targets at the Hearts zone to confirm that gold-bearing veins are hosted on the axis of secondary aniticlinal folds and specific thrust faults. The current program will generate 1,500-1,800 meters of core to improve 3-dimensional controls on these structures and institute sampling protocols to confirm the reliability and repeatability of gold assays.

Commenting on this year's program, Rudi Fronk, Seabridge Chairman and CEO, noted that work by previous operators established the presence of high grade gold material but results were inconsistent along strike and at depth. "We think our new model may be able to resolve the continuity issue and prepare us for a much larger resource delineating program next year."

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292   www.seabridgegold.com

The following table summarizes selected intervals from drilling by previous owners at the Hearts zone:

Hole ID	DH Type	From (meters)	To (meters)	Intercept (meters)	Gold Grade (g/T)
3A16-048	RC	96.01	104.39	8.38	6.39
3A16-054	RC	38.86	58.67	19.81	4.76
3A16-055	RC	51.05	60.20	9.15	9.37
3A16-082	DD	42.67	60.96	18.29	16.75
3A16-084	DD	103.98	115.82	11.84	1.72
3A16-085	RC	86.87	96.01	9.14	8.65
3A17-203	RC	10.67	30.48	19.81	3.32

NOTE: RC - reverse circulation drilling; DD = diamond core drilling

Environmental monitoring activities focusing on wildlife management, water sampling and understanding environmental baseline conditions will also be conducted to support the exploration activities. Additionally, Seabridge will continue its previously initiated reclamation activities at the site, focusing on unused exploration roads.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding: (i) the Company establishing in the Yukon a reputation for operating excellence; (ii) the 2022 work confirming that gold-bearing veins are hosted on the axis of secondary anticlinal folds and specific thrust faults; (iii) the number of meters of core to be drilled and that the core drilled will improve 3-dimensional controls on these structures and facilitate the institution of sampling protocols to confirm the reliability and repeatability of gold assays; and (iv) the new model's ability to resolve the continuity issue and thereby making a much larger resource delineating program possible next year, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory and program execution issues, the geology at the Project not conforming to the Company's model of it, availability of capital and financing, general economic, market or business conditions, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com